Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16

of the Securities Exchange Act of 1934

August 2016

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s condensed consolidated interim financial statements Q2 2016, dated August 10, 2016, are included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.

(Registrant)

Date: August 11, 2016	By	/s/ J.H.P.M. van Rossum
J.H.P.M. van Rossum
Executive Vice President and
Corporate Controller